                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)





                            SUPERIOR FINANCIAL CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868161 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ALEXANDER D. WARM
                             FINANCIAL STOCKS, INC.
                           441 VINE STREET, SUITE 507
                              CINCINNATI, OH 45202
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 30, 2003
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             (Date of Event which Requires Filing of this Statement)





        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 868161 10 0
-------------------------------------------------------------------------------------------------
        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).   ALEXANDER D. WARM

-------------------------------------------------------------------------------------------------
        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a) [ ]
               (b) [X]
-------------------------------------------------------------------------------------------------
        3.     SEC Use Only

-------------------------------------------------------------------------------------------------
        4.     Source of Funds (See Instructions): AF

-------------------------------------------------------------------------------------------------
        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
               2(e):   . [ ]

-------------------------------------------------------------------------------------------------
        6.     Citizenship or Place of Organization:  UNITED STATES CITIZEN

-------------------------------------------------------------------------------------------------

               7.     Sole Voting Power:    431,825
               ----------------------------------------------------------------------------------

   NUMBER OF   8.     Shared Voting Power:   58,619
    SHARES     ----------------------------------------------------------------------------------
 BENEFICIALLY
   OWNED BY    9.     Sole Dispositive Power:             431,825
  EACH PERSON  ----------------------------------------------------------------------------------
     WITH
               10.    Shared Dispositive Power:            58,619
               ----------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
        11.    Aggregate Amount Beneficially Owned by Each Reporting Person:  490,444

-------------------------------------------------------------------------------------------------
        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
               Instructions) . [ ]

-------------------------------------------------------------------------------------------------
        13.    Percent of Class Represented by Amount in Row (11): 5.9%

-------------------------------------------------------------------------------------------------
        14.    Type of Reporting Person (See Instructions): IN

* The percentages are based upon 8,281,109 shares of Superior Financial Corp. shares of common stock outstanding as of April 25, 2003 as reported by Superior Financial Corp. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.



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



CUSIP No. 868161 10 0
--------------------------------------------------------------------------------

Alexander D. Warm (the "Reporting Person") hereby amends his Statement on
Schedule 13D filed with respect to the common shares of Superior Financial Corp. This Amendment No. 4 should be read in conjunction with the Statement on
Schedule 13D of the Reporting Person filed on August 23, 1999, as amended by Amendment No. 1 to the Schedule 13D of the Reporting Person filed on September 7, 1999, by Amendment No. 2 to the Schedule 13D of the Reporting Person filed on May 5, 2002, and by Amendment No. 3 to the Schedule 13D of the Reporting Person filed on November 18, 2002, (as so amended, the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D only with respect to the items listed below.

Any disclosures made herein with respect to persons other than the Reporting Person are made on information and belief after making appropriate inquiry.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The Reporting Person beneficially owns 490,444 shares of common stock, par value $.01 per share, of Superior Financial Corp. (the "Common Stock"). The 490,444 shares of Common Stock beneficially owned by the Reporting Person constitute 5.9% of the issued and outstanding Common Stock. This calculation is based upon 8,281,109 shares of Common Stock issued and outstanding, as reported by Superior Financial Corp. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 5, 2003.

        (b) The Reporting Person has the sole power to vote and to dispose of the 431,825 shares owned or controlled by him. As a director of Financial Stocks, Inc., the Reporting Person has shared power to vote and dispose of the 58,619 shares held by Financial Stocks, Inc.

        (c)    The Reporting Person sold shares of Common Stock as set forth on
               Schedule I attached hereto through a broker in open market transactions on Nasdaq National Market.

        (d)    Not Applicable.

        (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Steven N. Stein, John M. Stein, Alexander D. Warm and Stanley L. Vigran are the directors and shareholders of Financial Stocks, Inc. Financial Stocks, Inc. owns 58,619 shares of Superior Financial Corp. common stock. Steven N. Stein owns or controls 388,866 shares of common stock of Superior Financial Corp. John M. Stein is a director of Superior Financial Corp. and owns or controls 160,800 shares of its common stock. Steven N. Stein and John M. Stein are brothers. Alexander D. Warm owns or controls 431,825 shares of common stock of Superior Financial Corp. Stanley L. Vigran owns or controls 30,000 shares of common stock of Superior Financial Corp.

        Steven N. Stein disclaims any beneficial ownership of the stock owned or controlled by any of John M. Stein, Alexander D. Warm and Stanley L. Vigran. John M. Stein disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, Alexander D. Warm and Stanley L. Vigran. Alexander D. Warm disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Stanley L. Vigran. Stanley L. Vigran disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Alexander D. Warm.



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


CUSIP No. 868161 10 0
--------------------------------------------------------------------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   June 4, 2003


                                                   /s/   Alexander D. Warm
                                                   -----------------------------
                                                   Alexander D. Warm




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


CUSIP No. 868161 10 0
--------------------------------------------------------------------------------

                                   SCHEDULE I

                                           Number of        Price Per
                           Date         Securities Sold       Share
                           ----         ---------------       -----
                          5/27/03           10,000           $23.50
                          5/28/03           40,000            23.49
                          5/29/03           17,600            23.48
                          5/30/03           17,575            23.48
                          6/02/03            7,900            23.50
                          6/03/03           12,200            23.50


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